UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Five Prime Therapeutics, Inc.

(Name of Subject Company)

Five Prime Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Francis Sarena

Chief Strategy Officer and Secretary

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, California

(415) 365-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime” or the “Company”), with the Securities and Exchange Commission on March 18, 2021, relating to the tender offer (the “Offer”) by Franklin Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), to purchase all of the issued and outstanding shares of Five Prime’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $38.00, in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2021, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By amending and restating the fourth paragraph under the section entitled “Background of the Offer and the Merger” on page 17 as follows:

Between February 4 and February 12, 2021, representatives of Cooley negotiated non-disclosure agreements with respect to a potential acquisition transaction with Party C, Party D and Amgen, each of which were ultimately executed by Five Prime and the respective counterparty.~~,~~ For a description of the Amgen non-disclosure agreement, including the standstill provision therein, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Five Prime and Amgen—Non-Disclosure Agreements” and Exhibit (e)(5) to this Schedule 14D-9. ~~Each of the non-disclosure agreements contained customary standstill provisions;~~ The agreements with Party C and Party D contain substantially similar standstill provisions to the Amgen non-disclosure agreement. ~~however,    t~~ The standstill provisions in the non-disclosure agreements with Amgen, Party C, and Party D would not prevent any of the parties from submitting a private acquisition proposal or making a public acquisition proposal following the announcement of, or entry into, a change-in-control transaction with respect to Five Prime. With the announcement of the Transactions, each of the standstill provisions has lapsed.

2.	By adding the underlined text below to the fourth paragraph on page 20 under the section entitled “Background of the Offer and the Merger”:

Subsequently on March 2, 2021, Cooley sent a revised draft Merger Agreement and accompanying confidential disclosure letter to Sullivan & Cromwell. On the evening of March 2, 2021, representatives of Cooley and Sullivan & Cromwell met virtually to discuss the remaining open issues in the draft Merger Agreement, including post-closing employee benefits for Continuing Employees (as further described in Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employee Matters Following the Merger Closing”), termination fees and regulatory commitments. Representatives of Sullivan & Cromwell communicated that the revised draft Merger Agreement formed part of and should be considered in conjunction with the “best and final” offer price Amgen had offered.

3.	By adding the underlined text below to the second paragraph on page 25 under the section entitled “Executive Officer and Director Arrangements Following the Merger”:

No employment agreements or arrangements with executive or non-executive employees were entered into between the Company and Amgen in connection with the signing of the Merger Agreement. For a description of severance and other employment arrangements with NEOs. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Executive Severance Benefit Plan” above.

4.	By amending and restating the chart on page 26 under the section entitled “Projected Financial Information”:

Five Prime Management Projections
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenue(1)	$19	$30	$132	$77	$209	$382	$635	$777	$756
Product COGS	—	—	$1	$2	$9	$21	$30	$35	$35
Other Payments	—	—	$16	$9	$48	$107	$167	$231	$178
Gross Profit(2)	$19	$30	$114	$65	$151	$253	$438	$511	$543
OpEx	$102	$221	$218	$210	$208	$169	$138	$142	$131
EBIT(3)	$(83)	$(191)	$(104)	$(145)	$(57)	$84	$300	$370	$412
Unlevered Free Cash Flow(4)	$202	$(173)	$(84)	$(128)	$(89)	$37	$247	$315	$305

($ in millions)	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Total Revenue(1)	$772	$786	$832	$874	$880	$886	$894	$799
Product COGS	$35	$37	$40	$43	$47	$50	$51	$45
Other Payments	$180	$182	$183	$185	$131	$128	$12	$4
Gross Profit(2)	$557	$567	$609	$646	$702	$709	$831	$750
OpEx	$115	$102	$94	$96	$98	$99	$94	$91
EBIT(3)	$441	$466	$515	$550	$605	$610	$737	$658
Unlevered Free Cash Flow(4)	$268	$285	$315	$339	$380	$384	$471	$431

($ in millions)	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Revenue(1)	$669	$486	$364	$310	$261	$221	$191	$169
Product COGS	$40	$36	$31	$21	$19	$17	$15	$14
Other Payments	$4	$4	$4	$4	$2	$1	$0	—
Gross Profit(2)	$625	$446	$328	$285	$240	$202	$175	$155
OpEx	$83	$72	$53	$53	$41	$35	$30	$27
EBIT(3)	$542	$373	$274	$232	$199	$167	$145	$127
Unlevered Free Cash Flow(4)	$351	$243	$184	$157	$137	$118	$103	$91

(1)

Total revenue includes (1) net product sales and (2) partnership payments, including upfront payment, development and commercial milestones and royalties for the Company’s partnered assets. Upfront payments are amortized over the duration of partnership. Milestones and royalties are not amortized. Unadjusted total revenue for each corresponding year above was as follows: $19, $32, $35, $61, $414, $1,076, $2,080, $2,509, $2,495, $2,750, $2,964, $3,697, $4,272, $4,530, $5,203, $5,556, $5,314, $4,885, $4,283, $3,678, $3,242, $2,653, $2,053, $1,573 and $1,185.

(2)

Unadjusted gross profit for each corresponding year above was as follows: $19, $32, $35, $61, $374, $788, $1,579, $1,856, $1,982, $2,222, $2,410, $3,092, $3,597, $3,803, $4,429, $5,102, $4,833, $4,416, $3,825, $3,255, $2,849, $2,341, $1,805, $1,403 and $1,077.

(3)

Unadjusted EBIT for each corresponding year above was as follows: $(82), $(174), $(274), $(272), $(56), $428, $1,239, $1,452, $1,591, $1,858, $2,037, $2,723, $3,230, $3,383, $3,966, $4,627, $4,354, $3,946, $3,370, $2,883, $2,481, $2,043, $1,594, $1,245 and $956.

(4)

Unlevered Free Cash Flow, a non-GAAP term, refers to an arithmetically-derived metric of EBIT, minus income taxes, net of projected impact of net operating losses, plus depreciation and amortization, minus changes in net working capital, minus capital expenditures. Upfront payments are not amortized and are recorded in the year they are received.

5.	By adding the underlined text below to the first full paragraph on page 31 under the section entitled “Opinion of Five Prime’s Financial Advisor—Financial Analyses—Discounted Cash Flow Analysis”:

The terminal values were derived by applying a negative terminal growth rate range of (50%) – (10%) to the estimated unlevered free cash flow for the terminal year to be generated by Five Prime. The negative terminal growth rates used by Lazard were estimated by Lazard based on its professional judgment and experience, taking into account the Five Prime Management Projections, which reflect management’s expectations with respect to the expiration of patents relating to the Company’s product candidates and the expected cash flows of those products following patent expiry.

6.	By adding the underlined text below to the third paragraph under the section entitled “Opinion of Five Prime’s Financial Advisor—Financial Analyses—Discounted Cash Flow Analysis” on pages 30-31:

For purposes of this analysis, Lazard calculated a range of enterprise values for Five Prime by discounting to present value, utilizing discount rates ranging from 10.0% to 12.0%, chosen by Lazard based upon its analysis of the weighted average cost of capital of Five Prime (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain financial metrics, including capital structure, betas for a comparable group of companies, market risk and tax rates) and using the mid-year convention, (i) the estimated probability-adjusted, after-tax unlevered free cash flows to be generated by Five Prime from January 1, 2021 through the end of the terminal year of 2045; and (ii) a range of terminal values for Five Prime.

7.	By adding the underlined text below to the fifth paragraph under the section entitled “Opinion of Five Prime’s Financial Advisor—Financial Analyses—Discounted Cash Flow Analysis” on page 31:

Lazard then added to the range of enterprise values the estimated net cash of Five Prime at December 31, 2020 of approximately $289 million to derive a range of total equity values for Five Prime. Lazard then calculated a range of implied equity values per Share by dividing such total equity values of Five Prime by the number of fully diluted Shares (approximately 49.2 million), as calculated based on information provided by Five Prime with respect to fully diluted Shares outstanding as of March 2, 2021. The results of this analysis implied an equity value per share range of $26.95 to $33.05.

8.	By amending and restating the fourth paragraph under the section entitled “Opinion of Five Prime’s Financial Advisor—Financial Analyses—Selected Public Companies Analysis” on page 32 as follows:

For each of the selected companies above, Lazard calculated the enterprise value of the selected company (calculated as the market capitalization, taking into account in-the-money options and other equity awards and convertible securities, plus the book value of debt and preferred equity, less cash and cash equivalents and short term investments, plus book value of minority interests) as of March 2, 2021, as a multiple of the probability-adjusted revenue estimates for 2025 from FactSet Research Systems, Wall Street research and public filings, referred to in this section as “EV/Probability Adjusted FY+5 Revenue” ~~The results of this analysis are as follows~~ as indicated in the following tables:

Company	EV / Probability Adjusted FY+5 Revenue
Mirati Therapeutics, Inc.	6.4x
Turning Point Therapeutics, Inc.	7.4x
Iovance Biotherapeutics, Inc.	2.9x
ADC Therapeutics SA	2.3x
Kura Oncology, Inc.	3.5x
ImmunoGen, Inc.	3.8x
Y-mAbs Therapeutics, Inc.	2.6x
Mersana Therapeutics, Inc.	4.9x
MacroGenics, Inc.	1.7x
Constellation Pharmaceuticals Inc.	1.7x
Syros Pharmaceuticals, Inc.	2.4x

EV / Probability Adjusted FY+5 Revenue
75th Percentile	4.4x
Median	2.9x
Mean	3.6x
25th Percentile	2.3x

9.

By amending and restating the second and third paragraphs under the section entitled “Opinion of Five Prime’s Financial Advisor—Financial Analyses—Selected Precedent Transactions Analysis” on pages 32-33 as follows:

Specifically, Lazard reviewed eight merger and acquisition transactions in the biotechnology industry announced since January 1, 2016, that Lazard deemed relevant to consider in relation to Five Prime and the Offer and the Merger. These transactions are listed below. Although none of the selected precedent transactions or the target companies in such transactions is directly comparable to the Offer and the Merger or to Five Prime, all of the transactions were chosen because they involve transactions that, for the purposes of this analysis, may be considered similar to the Offer and the Merger and/or involve targets that, for the purposes of analysis, may be considered similar to Five Prime.

Using data regarding the precedent transactions and the target companies available from public filings and other publicly available information, Lazard examined the selected transactions with respect to the transaction value, as a multiple of the target company’s five-year forward probability adjusted revenues (which are referred to in this section as “TV/Probability Adjusted FY+5 Revenue”), as reflected in publicly available consensus estimates at the time of the transaction announcement. The results of this analysis are as follows:

Announcement Date	Acquiror	Target	TV / Probability Adjusted FY+5 Revenue
03/02/20	Gilead Sciences, Inc.	Forty Seven, Inc.	15.6x
12/09/19	Merck & Co., Inc.	ArQule, Inc.	9.0x
10/18/18	Novartis AG	Endocyte, Inc.	5.3x

Announcement Date	Acquiror	Target	TV / Probability Adjusted FY+5 Revenue
05/10/18	Eli Lilly and Company	ARMO BioSciences, Inc.	2.7x
01/31/18	Seattle Genetics, Inc.	Cascadian Therapeutics, Inc.	3.3x
12/22/17	Roche Holding Ltd	Ignyta, Inc.	5.2x
10/30/17	Novartis AG	Advanced Accelerator Applications S.A.	6.5x
05/31/16	Jazz Pharmaceuticals plc	Celator Pharmaceuticals, Inc.	6.7x

TV / Probability Adjusted FY+5 Revenue
75th Percentile	7.6x
Median	5.9x
Mean	6.8x
25th Percentile	5.0x

10.	By amending and restating the first paragraph under the section entitled “Opinion of Five Prime’s Financial Advisor—Other Analyses—Premia Paid Analysis” on page 33 as follows:

Using information from public filings and other publicly available information, Lazard analyzed the premia paid for acquisitions of publicly-traded companies in the biopharmaceutical industry ~~by strategic buyers~~ with transaction equity values implied for the target company in the transaction based on the consideration payable at the closing of the selected transaction (excluding contingent value rights) ranging between $500 million and $3 billion that have been announced since January 1, 2017. For each of the precedent transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s (i) 30-day volume weighted average share price (“VWAP”) and (ii) 52-week intraday high share price. The precedent transactions are set forth below:

Announcement Date	Acquiror	Target

02/25/21	Merck &Co., Inc.	Pandion Therapeutics, Inc.

12/15/20	Eli Lilly and Company	Prevail Therapeutics Inc.

11/12/20	Sumitovant Biopharma Ltd.	Urovant Sciences Ltd.

10/05/20	BridgeBio Pharma, Inc.	Eidos Therapeutics, Inc.

10/01/20	Covis Group S.a.r.l.	AMAG Pharmaceuticals, Inc.

08/31/20	Ionis Pharmaceuticals, Inc.	Akcea Therapeutics, Inc.

01/20/20	Eli Lilly and Company	Dermira, Inc.

12/09/19	Sanofi SA	Synthorx, Inc.

12/09/19	Merck & Co., Inc.	ArQule, Inc.

12/02/19	Astellas Pharma Inc.	Audentes Therapeutics, Inc.

10/10/19	UCB S.A.	Ra Pharmaceuticals, Inc.

10/02/19	Lantheus Holdings, Inc.	Progenics Pharmaceuticals, Inc.

09/30/19	Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.

09/16/19	H. Lundbeck A/S	Alder BioPharmaceuticals, Inc.

03/04/19	Biogen Inc.	Nightstar Therapeutics plc

02/25/19	Ipsen, S.A.	Clementia Pharmaceuticals Inc.

10/18/18	Novartis AG	Endocyte, Inc.

10/11/18	Gurnet Point Capital	Corium International, Inc.

05/10/18	Eli Lilly and Company	ARMO BioSciences, Inc.

04/11/18	Alexion Pharmaceuticals, Inc.	Wilson Therapeutics AB

01/31/18	Seattle Genetics, Inc.	Cascadian Therapeutics, Inc.

01/05/18	Takeda Pharmaceutical Company Limited	TiGenix

12/26/17	Mallinckrodt public limited company	Sucampo Pharmaceuticals, Inc.

12/22/17	Roche Holding Ltd.	Ignyta, Inc.

01/18/17	Eli Lilly and Company	CoLucid Pharmaceuticals, Inc.

11.	By amending and restating the paragraph under the section entitled “Opinion of Five Prime’s Financial Advisor—Other Analyses—Research Analyst Price Targets” on page 33 as follows:

Lazard reviewed selected equity research analyst price targets based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $14.00 per Share to $34.00 per Share, as set forth below, with a median of $29.00 per Share.

Analyst	Price Target
Wells Fargo Securities	$34.00
SVB Leerink	$33.00
Roth Capital Partners	$30.00
Guggenheim Partners	$29.00
Wedbush Securities	$28.00
Jefferies	$23.00
J.P. Morgan	$14.00

12.	By adding the underlined text below to the first paragraph under the section entitled “Opinion of Five Prime’s Financial Advisor—Other Analyses—Miscellaneous” on page 34:

Five Prime has agreed to pay Lazard a transaction fee of $33.8 million, payable upon the consummation of the Offer and the Merger, of which $2.0 million became payable upon delivery of the fairness opinion. In addition, Five Prime has agreed to reimburse Lazard for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees of counsel, and will indemnify Lazard and certain related persons against certain liabilities arising out of Lazard’s engagement. Lazard has in the past two years provided certain investment banking services to Five Prime, for which Lazard was not paid any fees. In the past two years Lazard was not paid any fees by Amgen or its known affiliates. Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Five Prime and Amgen for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Five Prime, Amgen and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The paragraph under the section entitled “Legal Proceedings” on page 36 is hereby amended and restated by deleting the paragraph and replacing it with the following paragraph to read as follows:

Subsequent to the filing of the Schedule 14D-9, eleven civil actions were filed challenging the adequacy of certain public disclosures made by the Company concerning the Company’s proposed transaction with Amgen and/or the process which lead to the proposed transaction. On March 18, 2021, Elaine Wang, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Elaine Wang v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00395-UNA, against the Company and the current members of the Five Prime board of directors (the “Wang Complaint”). The Wang Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On March 22, 2021, Joshua Dyson, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Joshua Dyson v. Five Prime Therapeutics, Inc. et al., Case No. 3:21-cv-01988, against the Company and the current members of the Five Prime board of directors (the “Dyson Complaint”). The Dyson Complaint asserts claims for breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, and for violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, declaratory judgment, specific performance, and the award of attorneys’ fees and expenses. On March 23, 2021, Michael Carroll, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of New York, captioned Michael Carroll v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-01509, against the Company and the current members of the Five Prime board of directors (the “Carrol Complaint”). The Carroll Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, declaratory judgment, and the award of attorneys’ fees and expenses. On March 24, 2021, Jordan Wilson, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Jordan Wilson v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00422-UNA, against the Company and the current members of the Five Prime board of directors (the “Wilson Complaint”). The Wilson Complaint asserts claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, filing of a corrected Schedule 14D-9, rescission of the proposed transaction or rescissory damages in the event it is consummated, declaratory judgment, specific performance, and the award of attorneys’ fees and expenses. Also on March 24, 2021, Richard Baker, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Richard Baker v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00423-UNA, against the Company, the current members of the Five Prime board of directors, Amgen, and Purchaser (the “Baker Complaint”). The Baker Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, filing of a corrected Schedule 14D-9, declaratory judgment, specific performance, and the award of attorneys’ fees and expenses. On March 25, 2021, Jacob Wheeler, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Jacob Wheeler v. Five Prime Therapeutics, Inc. et al., Case No. 3:21-cv-02097, against the Company and the current members of the Five Prime board of directors (the “Wheeler Complaint”). The Wheeler Complaint asserts claims under Sections 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On March 30, 2021, Alex Ciccotelli, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of Pennsylvania, captioned Alex Ciccotelli v. Five Prime Therapeutics, Inc. et al., Case No. 2:21-cv-01512, against the Company, the current members of the Five Prime board of directors, Amgen, and Purchaser (the “Ciccotelli Complaint”). The Ciccotelli Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, filing of a corrected Schedule 14D-9, rescission of the proposed transaction or rescissory damages in the event it is consummated, declaratory judgment, specific performance, and the award of attorneys’ fees and expenses. Also on March 30, 2021, Timothy Mills, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Timothy Mills v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-02718, against the Company and the current members of the Five Prime board of directors (the “Mills Complaint”). The Mills Complaint asserts claims for breach of the fiduciary duty of candor/disclosure and for violation of Sections 14(d), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On April 6, 2021, Esther Kogus, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Esther Kogus v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00502-UNA, against the Company and the current members of the Five Prime board of directors (the “Kogus Complaint”). The Kogus Complaint asserts a claim under Section 14(d) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, filing of a corrected Schedule 14D-9, declaratory judgment, and the award of attorneys’ fees and expenses. Also on April 6, 2021, Satheesh Thomas, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Satheesh Thomas v. Five Prime Therapeutics, Inc. et al., Case No. 3:21-cv-02477, against the Company and the current members of the Five Prime board of directors (the “Thomas Complaint”). The Thomas Complaint asserts claims under Sections 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, filing of a corrected Schedule 14D-9, and the award of attorneys’ fees and expenses. On April 7, 2021, Charles Williams, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Charles Williams v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00508-UNA, against the Company and the current members of the Five Prime board of directors (the “Williams Complaint”). The Williams Complaint asserts claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, filing of a corrected Schedule 14D-9, declaratory judgment, and the award of attorneys’ fees and expenses. The Company and the current members of the Five Prime board of directors have been served with the Wang Complaint, the Dyson Complaint, the Wheeler Compliant, the Baker Complaint, and the Mills Complaint, but have not otherwise been served with the other complaints nor have they answered any of the complaints. Neither Amgen nor Purchaser has been served with any of the complaints. Defendants believe the claims asserted in these complaints are without merit, deny any wrongdoing in connection with the filing of the Schedule 14D-9, and intend to vigorously defend against the claims.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE PRIME THERAPEUTICS, INC.

Date: April 8, 2021	By:	/s/ Francis Sarena
Name: Francis Sarena
Title: Chief Strategy Officer and Secretary